Lauren A. Engel

Associate

215.963.5503

November 7, 2024

FILED AS EDGAR CORRESPONDENCE

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 18 to the Registration Statement of Brinker Capital Destinations Trust (File Nos. 333-214364 and 811-23207)

Dear Ms. Vroman-Lee:

On behalf of our client, Brinker Capital Destinations Trust (the “Trust”), this letter responds to the comments and questions you provided via telephone on October 4, 2024, regarding the Trust’s Post-Effective Amendment No. 18, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 21, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on August 23, 2024 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), to make material changes to a series of the Trust, the Destinations Real Assets Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment. For additional context, and as previously communicated to the Staff, the various series of the Trust are mutual funds through which certain model-based investment advisory services are delivered to clients of Orion Portfolio Solutions LLC (the “Adviser”), and the Fund is not currently an active component of those models, but is expected to be included in the models in the near term as part of an upcoming reallocation. The Amendment is being made to make certain updates to the Fund in anticipation of its upcoming inclusion in those advisory models.

Prospectus:

1.	Comment. Please supplementally explain if the Fund has not filed any reports required to be filed under the 1940 Act, including Forms N-PORT and N-CEN, in prior years. If the Fund has not filed reports in certain years, please provide a legal analysis as to why the Fund was not required to file such reports.

Response. The Fund last filed Form N-PORT on March 2, 2021 to cover the month ending January 31, 2021 and Form N-CEN on May 9, 2022 to cover the fiscal year ending February 28, 2022. In connection with a reallocation of the Adviser’s models (as a result of which client assets were no longer allocated to the Fund), shares of the Fund owned by third-party investors were redeemed out of the Fund by February 1, 2021 and the Adviser retained the sole remaining ownership interests in the Fund, solely for the purpose of keeping that series of the Trust intact as a legal entity. The Adviser’s interest in the Fund was not reflected on the books of the transfer-agent like a third-party shareholder’s interest typically would be. During this dormant period, the Fund remained a viable legal entity but did not function as an “investment company.” Accordingly, the Trust, on advice of counsel, took the position that the Fund would not need to be included in N-PORT or N-CEN filings during this dormant period, particularly insofar as there were no portfolio holdings to report and no shareholders to whom such information could be reported during this period.

Ms. Ashley Vroman-Lee, Esq.

November 7, 2024

2.	Comment. Please provide a completed fee table.

Response. The completed fee table is as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class Z
Management Fees	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	None
Other Expenses*	0.30%	0.15%
Acquired Fund Fees and Expenses (AFFE)**	0.04%	0.04%
Total Annual Fund Operating Expenses***	1.34%	1.19%
Fee Waivers and Expense Reimbursements	(0.24)%*	(0.24)%*
Total Annual Fund Operating Expenses Less Fee Waivers and Expense Reimbursements	1.10%	0.95%

*         Other Expenses are based on estimated amounts for the current fiscal year.

**       AFFE are indirect fees and expenses that the Fund incurs from investing in shares of other investment companies, and are estimated for the current fiscal year.

***    The Fund’s adviser, Orion Portfolio Solutions, LLC d.b.a. Brinker Capital Investments (“the Adviser”), has contractually agreed to waive a portion of its management fee as necessary to keep the Fund’s management fee from exceeding 0.444% more than the total amount of sub-advisory fees paid by the Adviser. This fee waiver and reimbursement agreement shall remain in effect until June 30, 2026 and may be amended or terminated only with the consent of the Board of Trustees.

3.	Comment. In the footnote under the “Fees and Expenses” table, please disclose whether the amounts waived may be recouped. If yes, please disclose the following terms in the footnote: (i) amounts may be recouped only within 3 years from that date when an amount is waived or reimbursed; (ii) the Fund must be able to make the repayment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived; and (iii) the Fund must be able to make repayments to the adviser without exceeding the current net expense ratio.

Response. The Adviser’s contractual fee waiver arrangement does not contemplate any recoupment of waived fees. Accordingly, we have retained this disclosure as-is.

4.	Comment. Please confirm whether the contractual fee waiver will be in place for at least one year from the effective date of the Registration Statement. If not, please remove the contractual fee waiver from the fee table. (see Item 3, instruction 3(e) to Form N-1A).

Response. The Trust confirms that the contractual fee waiver will be in place for at least one year from the date of the Registration Statement and has updated the term of the waiver accordingly.

5.	Comment. Because the Fund is not considered a “New Fund,” in the “Examples” section, please provide example numbers for the 1, 3, 5 and 10 year periods.

Response. The requested change has been made.

Ms. Ashley Vroman-Lee, Esq.

November 7, 2024

6.	Comment. Because the Fund is not considered a “New Fund,” please provide the Fund’s portfolio turnover rate.

Response. The requested change has been made.

7.	Comment. In the “Principal Investment Strategies” section, please disclose and supplementally explain what the Fund means by “direct or indirect exposure to ‘real assets.’”

Response. In response to the Staff’s comment, we have reviewed the disclosure and removed the reference to “direct or indirect exposure.”

8.	Comment. In the “Principal Investment Strategies” section, please define the term “real assets.”

Response. In response to the Staff’s comment, we have revised the disclosure to state: “The term “real assets” is defined broadly by the Fund to include any assets that have physical properties, such as energy, materials, natural resources, industrials, utilities or real estate (including real estate investment trusts (“REITs”)) as well as direct or indirect exposure to commodities (e.g., commodity-linked derivative instruments), subject to limitations of applicable law.”

9.	Comment. In the “Principal Investment Strategies” section, please disclose and supplementally explain how the Fund defines “securities of companies tied to the real estate industry; utilities and infrastructure; natural resources and commodities; and master limited partnerships (MLPs).”

Response. In response to the Staff’s comment, we have reviewed and deleted the referenced disclosure.

10.	Response. In the “Principal Investment Strategies” section, please disclose and supplementally explain how the Fund defines issuers conducting their principal business activities in the energy, materials, industrials, utilities or real estate sectors.”

Response. In response to the Staff’s comment, we have revised the disclosure to state (new text is bold and underlined): “Under normal market conditions, the Fund will invest at least 25% of the value of its total assets (as measured at the time of purchase) in the securities of issuers ~~conducting their principal business activities in~~ that derive a significant portion of their profits and revenues from the energy, materials ~~or~~, industrials ~~sector~~or utilities sectors and at least 25% of the value of its total assets (as measured at the time of purchase) in the securities of issuers ~~conducting their principal business activities in~~ that derive a significant portion of their profits and revenues from the real estate sector.”

11.	Comment. Please disclose the structure of the Fund with regard to the “multi-manager strategy” (i.e., such will there be sub-advisers).

Response. The Fund will use a multi-manager structure with three sub-advisers, each managing their own sleeve of the Fund. In response to the Staff’s comment, disclosure has been updated throughout the Registration Statement to reflect this structure.

12.	Comment. In the “Principal Risks” section, please disclose the risk of investing in investment companies, as the investment strategy states that the Fund will invest in “open-end funds, closed-end funds, and exchange traded funds.”

Response. In response to the Staff’s comment, we have added disclosure about investing in investment companies to the Fund’s “Principal Risks” section.

Ms. Ashley Vroman-Lee, Esq.

November 7, 2024

13.	Comment. In the “Principal Investment Strategies” section, it states, “[w]hen determining how to allocate the Fund’s assets between unaffiliated funds and Sub-advisers, and among Sub-advisers, the Adviser considers a variety of factors.” Please disclose the factors that the Adviser considers when determining how to allocate the Fund’s assets.

Response. In response to the Staff’s comment, we have reviewed the current disclose and note that the factors the Adviser considers are provided in Item 9. Item 9 risk disclosure is intended to be an expansion of the information disclosed in Item 4. As such, we believe that Item 9 is a more appropriate location for this information. Accordingly, the Trust respectfully declines to add additional disclosure.

14.	Comment. Currently, the “Principal Risks” section includes emerging markets risk. Please include that the Fund will invest in emerging markets in the “Principal Investment Strategies” section.

Response. The requested change has been made.

15.	Comment. In the “Principal Investment Strategies” section, “ it says: “[t]he Fund may also at times, but will not necessarily, hold a substantial portion of its assets in cash or cash equivalents.” Please disclose the circumstances under which the Fund will hold a substantial portion of its assets in cash or cash equivalents.

Response. In response to the Staff’s comment, disclosure has been added to explain the circumstances under which the Fund will hold cash or cash equivalents.

16.	Comment. In the “Principal Risks” section, please consider adding a risk for investing in real assets as this is the main investment of the Fund.

Response. In response to the Staff’s comment, we have added Real Assets Risk to the Fund’s “Principal Risks” disclosure.

17.	Comment. In the “Principal Investment Strategies” section, please include that the Fund will concentrate in real assets as concentration risk is included in the “Principal Risks” section.

Response. The requested change has been made.

18.	Comment. The “Principal Risks” section includes “Exchange-Traded Funds (ETFs) Risk.” Please also include that the Fund will invest in investment companies not just ETFs. Currently, the “Principal Investment Strategies” section states the Fund will invest in open-end funds and closed-end funds in addition to ETFs.

Response. In response to the Staff’s comment, we have added disclosure about investing in investment companies to the Fund’s “Principal Risks” section.

19.	Comment. In the “Principal Investment Strategies” section, please disclose that the Fund will have exposure to foreign currencies because they are included in the “Principal Risks” section.

Response. We have reviewed the disclosure within the “Principal Investment Strategies” section and note that it currently states that the Fund may invest in “securities of issuers located anywhere in the world,” which would subject the Fund to currency risk. Accordingly, we respectfully decline to make any changes.

Ms. Ashley Vroman-Lee, Esq.

November 7, 2024

20.	Comment. In the “Natural Resources Investment Risk,” please correct the typo where there is a misplaced underscore.

Response. The requested change has been made.

21.	Comment. In the “Principal Investment Strategies” section, please disclose that the Fund will invest in REITs because REITs are included in the “Principal Risks” section.

Response. In response to the Staff’s comment, we have added disclosure about investing in REITs to the Fund’s “Principal Investment Strategies” section.

22.	Comment. In the “Principal Investment Strategies” section, please disclose that the Fund will invest in small and mid-capitalization companies because they are included in the “Principal Risks” section.

Response. In response to the Staff’s comment, we reviewed the disclosure and have added that the Fund may invest in issuers of all capitalizations.

23.	Comment. In the “Principal Investment Strategies” section, please disclose the Fund’s strategy for investing in derivatives.

Response. In response to the Staff’s comment, we have added disclosure with respect to the Fund’s strategy for investing in derivatives.

24.	Comment. In the “Performance” section, please note that the Fund does not meet the definition of a “New Fund” pursuant to Item 3, Instruction 6 of Form N-1A. Please include all performance information for the Fund.

Response. In response to the Staff’s comment, the performance information has been updated to include the performance information, including the period of time during which the Fund was not an active participant in the Adviser’s asset allocation investment advisory models. The Trust notes that this disclosure is the result of multiple conversations among the Adviser, Morgan Lewis and the Fund’s administrator, and assumes that for the period during which the Fund was not an active component of the model-based investment advisory programs operated by the Adviser, the Fund’s performance was zero.

25.	Comment. Please update the inception date of the Fund throughout the registration statement.

Response. The requested change has been made.

26.	Comment. Please revise the “Financial Highlights” section to include the financial highlights as this is an existing Fund that has not been liquidated.

Response. In response to the Staff’s comments, the Financial Highlights have been added and include the period of time during which the Fund was not an active participant in the Adviser’s asset allocation investment advisory models.

Ms. Ashley Vroman-Lee, Esq.

November 7, 2024

SAI:

27.	Comment. In the “Fundamental Investment Restrictions,” limitation #1 has been changed since the Fund’s last filing. Please explain whether there was a proxy statement to change this limitation or provide the legal basis for the change.

Response. The Adviser, in its capacity as the sole owner of the Fund’s outstanding interests during its dormant period, approved this change to the Fund’s fundamental investment policy, and the Board approved this change at a meeting on October 23.

28.	Comment. In the “Investment Restrictions” section, under the Non-Fundamental Investment Restrictions, please correct the numbering.

Response. The requested change has been made.

29.	Comment. In the “Non-Fundamental Investment Restrictions,” limitation #6 has changed since the Fund’s last filing. Please supplementally explain whether there was Board approval for this change.

Response. The Board approved this change at a meeting on October 23.

30.	Comment. In the “Trustees and Officers of the Trust” section, please confirm that the beneficial ownership table is current for each Trustee.

Response. In response to the Staff’s comment, the beneficial ownership table has been reviewed and has been confirmed to be correct.

31.	Comment. In the “Trustees and Officers of the Trust” section, please confirm that the “Trustee Compensation” table is current and that it accurately reflects the compensation for the Fund’s last fiscal year.

Response. In response to the Staff’s comment, the “Trustee Compensation” table has been reviewed and has been confirmed to be correct.

32.	Comment. In the “Investment Management and Other Services” section, please complete the table with the aggregate sub-advisory fees paid by the adviser, portion of the advisory fee retained by the adviser, portion of the advisory fee waived by the adviser and the contractual advisory fee.

Response. The requested changes have been made.

Part C:

33.	Comment. For Exhibit (d)(21) and Exhibit (d)(23)(i), please include amended sub-advisory agreements that reference the Fund.

Response. The requested change has been made.

Ms. Ashley Vroman-Lee, Esq.

November 7, 2024

34.	Comment. Please file an investment sub-advisory agreement for Delaware Investments Fund Advisers.

Response. The requested change has been made.

35.	Comment. Please update Item 31 to include the Fund and the Fund’s sub-advisers.

Response. The requested change has been made.

36.	Comment. Please update Item 33 to include Delaware Investments Fund Advisers.

Response. The requested change has been made.

37.	Comment. Please confirm that the latest Power of Attorney has been filed.

Response. The Trust will be filing an updated Power of Attorney with the Amendment.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5503.

Very truly yours,

/s/ Lauren A. Engel
Lauren A. Engel, Esq.